UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 26, 2019

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Smedeland 36

2600 Glostrup (Copenhagen)

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a company announcement of Zealand Pharma A/S or the Company, dated April 17, 2019, announcing amendments to the Company’s Articles of Association following the recent grant of warrants to the Company’s employees.

Furnished as Exhibit 3.1 to this Report on Form 6-K are the updated Articles of Association of Zealand Pharma A/S, or the Company.

Exhibits

Reference is made to the Exhibit Index included hereto.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

	By:	/s/ Ivan M. Møller

		Name:	Ivan M. Møller
		Title:	Interim Chief Financial Officer

Date: April 26, 2019

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EXHIBIT INDEX

Exhibit No.	Description

3.1	Articles of Association.

99.1	Company announcement dated April 17, 2019

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